NATURAL RESOURCE PARTNERS L.P.

601 JEFFERSON STREET

SUITE 3600

HOUSTON, TEXAS 77002

Dwight Dunlap	Tel: (713) 751-7514
Chief Financial Officer & Treasurer	Fax: (281) 657-8014

October 22, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	Natural Resource Partners L.P.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 7, 2013
File No. 001-31465

Dear Ms. Jenkins:

Natural Resource Partners L.P. (the “Company”) is providing the following response to the comment letter dated October 17, 2013, from the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”). The comment letter requests information from the Company regarding our Form 10-Q for the Quarter Ended June 30, 2013 (the “Form 10-Q”). The response provided below corresponds to the Staff’s comment, which has been reproduced herein for ease of reference.

Staff Comment

Form 10-Q for the Quarter Ended June 30, 2013

Consolidated Statements of Comprehensive Income, page 5

1.	We note you present “equity and other unconsolidated investment income, net” as a component of total revenue. Please tell us why you consider this item to be a component of revenue.

Response

Our investment in OCI Wyoming, LP is an equity interest in a mineral extraction company and is part of our core business operations, which are the generation of revenues from natural resources. In this case, we do not own the mineral reserves but are one of two owners of the mining operator. Accounting Standards Codification 323-10 is silent as to the location on the income statement of earnings from unconsolidated subsidiaries. It is the Company’s policy that such earnings and losses from nonconsolidated investments be included in income from operations when the earnings and/or losses are generated from natural resource related activities.

In order to provide clarity to investors, we intend to supplement our disclosure in future filings to better explain the Company’s policy for classification of investment income in our Significant Accounting Policies footnote as follows:

“The Partnership includes earnings and losses from nonconsolidated investments in Income from Operations when the earnings and losses are generated from natural resource related activities.”

* * * * *

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this response, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 751-7514.

Sincerely,

Natural Resource Partners L.P.

By:	NRP (GP) LP, its general partner

By:	GP Natural Resource Partners LLC, its general partner

By:	/s/ Dwight L. Dunlap
Dwight L. Dunlap
Chief Financial Officer and Treasurer

cc:	James Giugliano (SEC)
Rufus Decker (SEC)

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